Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

July 10, 2014

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation

Registration Statement on Form S-1

Filed June 24, 2014

File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (formerly named “ZP Holdings, Inc.” and referred to herein as the “Company”) related to the above-referenced filing (the “Registration Statement”), and is intended to be responsive to the comments of the Staff set forth in your letter dated July 9, 2014 (the “Comment Letter”).

Set forth below are our responses, on behalf of the Company, to the Comment Letter. For your convenience, we have repeated the Staff’s comments in italic font below, with the headings and numbered paragraphs corresponding to the headings and numbered paragraphs in the Comment Letter. On behalf of the Company, we respond to the Comment Letter as follows:

Audited Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1.	Staff Comment: Regarding the line item manufacturing services within operating expenses herein and on page F-30, please tell us what you manufactured and specifically to what earned revenue these services relate. Also, explain to us whether and if so, how these expenses relate to the Company’s research and development activities. Refer to ASC 730.

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Mr. Jeffrey P. Riedler

July 10, 2014

Response: For purposes of background and as noted in the Registration Statement, ZP Group LLC commenced operations in April 2012 when the Company’s wholly-owned subsidiary, ZP Opco, Inc. (formerly named Zosano Pharma, Inc. and referred to herein as “Opco”), reached agreement with Asahi Kasei Pharma Corporation (“Asahi”) to transfer the manufacturing responsibilities under Opco’s license agreement with Asahi from Opco to ZP Group LLC. ZP Group LLC was a joint venture between Opco and Asahi. In December 2013, Opco and Asahi terminated the joint venture and Asahi’s affiliate transferred its interest in ZP Group LLC to Opco.

For the period from April 2012 until December 2013, the line item “Manufacturing services” (within “Operating expenses”) consists solely of cost of design, engineering and manufacture in respect of the Company’s microneedle patch system for the Company’s clinical and nonclinical research and development activities, and does not include any cost of manufacturing support to service Opco’s license agreement with Asahi. For the periods prior to April 2012 and subsequent to December 2013, however, “Manufacturing services” additionally consists of manufacturing costs related to support manufacturing of products under license agreements with Asahi and Novo Nordisk A/S, respectively.

The Company advises the Staff that with respect to the first three months of 2012, prior to ZP Group LLC commencing operations in April 2012, the line item “Manufacturing services” (within “Operating expenses”) on page F-4 of the Registration Statement consists of (i) cost of manufacturing support to service Opco’s license agreement with Asahi and (ii) cost of design, engineering and manufacture in respect of the Company’s microneedle patch system to support its clinical and nonclinical research and development activities. With respect to the last nine months of 2012 and all of 2013, the line item “Manufacturing services” (within “Operating expenses”) on page F-4 of the Registration Statement consists solely of cost of design, engineering and manufacture in respect of the Company’s microneedle patch system for the Company’s clinical and nonclinical research and development activities.

With respect to the three months ended March 31, 2014, the line item “Manufacturing services” (within “Operating expenses”) on page F-30 of the Registration Statement consists of (i) cost of collaborative development support to service Opco’s license agreement with Novo Nordisk A/S and (ii) cost of design, engineering and manufacture in respect of the Company’s microneedle patch system for its clinical and nonclinical research and development activities.

The Company applied guidance under ASC 730, Research and Development, and concluded that these manufacturing expenses must be expensed when incurred, because future economic benefits from the manufacturing process cannot be measured with a reasonable degree of certainty. To conform with guidance under Rule 5-03(b)(2) of Regulation S-X and to provide greater clarity to investors and readers of financial

Mr. Jeffrey P. Riedler

July 10, 2014

statements, the Company will revise its financial statement presentation to separately disclose the amount of cost in support of its collaborative development support services revenue to include certain research, development, manufacturing, and general and administrative expenses and to re-label the remaining manufacturing cost as research and development manufacturing. The Company will make the following revisions to its consolidated statements of operations on pages F-4 and F-30, which revisions will be reflected in a pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that the Company intends to file in accordance with the Securities Act of 1933, as amended:

On page F-4, Consolidated Statements of Operations:

	Year Ended December 31,
	2013	2012
Cost of collaborative development support services	—	2,051
Research and development	6,502	2,820
Research and development manufacturing	1,135	697
General and administrative	4,582	2,908

Total operating expenses	12,219	8,476

On page F-30, Condensed Consolidated Statements of Operations:

	Three Months Ended March 31,
	2014	2013
	(unaudited)
Cost of license fees revenue	100	—
Cost of collaborative development support services	145	—
Research and development	1,374	1,098
Research and development manufacturing	1,366	114
General and administrative	1,184	809

Total operating expenses	4,169	2,021

Please note that the Company will make conforming changes in the financial statements and related financial tables appearing elsewhere in Amendment No. 1, and that this revised financial statement presentation has no impact on the Company’s reported results of operations.

Note 1. Organization

Reverse Merger and Recapitalization, page F-7

2.	Staff Comment: In the first sentence after the table, please clarify the entity to which “Pharma” refers.

Response: In response to the Staff’s comment, the Company will revise the sentence noted, on page F-7 in Amendment No. 1, to clarify that the convertible unsecured promissory notes issued prior to the recapitalization were issued by Opco.

Mr. Jeffrey P. Riedler

July 10, 2014

Note 6. Joint Venture, page F-16

3.	Staff Comment: We acknowledge your response to our comments 28 and 29. Given that you recorded the reimbursements from Asahi as a reduction of the Company’s operating expenses, please tell us:

•	why you also reflect these reimbursements as distributions in the table that rolls forward the Company’s investment in the joint venture; and

•	why you also add these distributions to arrive at your equity in the loss of joint venture in the table that reconciles ZP Group LLC’s net loss to the Company’s equity in loss in the joint venture.

Response: The Company advises the Staff that the Company considers the reimbursements from Asahi as distributions, and, accordingly, the Company recorded the distributions as a reduction to the carrying amount of its investment in ZP Group LLC and not as a reduction of operating expense (as mistakenly indicated in the second sentence of the second paragraph of Note 6 on page F-16 of the Registration Statement). Accordingly, the Company will revise the second sentence of the second paragraph of Note 6, on page F-16 in Amendment No. 1, as follows (changes emphasized in this letter in italic font):

“Amounts received are accounted for as a reduction of the carrying amount of its investment in joint venture in the period the reimbursement is claimed. Accordingly, the Company recorded approximately $2.3 million and $1.5 million as reduction to the carrying amount of its investment in joint venture for the year ended December 31, 2013 and 2012, respectively.”

Unaudited Interim Condensed Consolidated Financial

Note 5. Settlement of Joint Venture Affairs, page F-36

4.	Staff Comment: Please disclose the accounting treatment of the March 2014 settlement agreement and its impact on the March 31, 2014 financial statements.

Response: The Company advises the Staff that the March 2014 settlement agreement with Asahi represents a formal conclusion and settlement of outstanding accounts related to the joint venture relationship with Asahi as already recorded in the balance sheet as of December 31, 2013. The agreement did not warrant a separate accounting treatment as it resulted in no changes to the balances recorded as of December 31, 2013 and its impact on the March 31, 2014 financial statements was limited to the collection of the Company’s receivables from Asahi of approximately $3.4 million as final settlement. The provisions of the March 2014 settlement agreement did not require a separate accounting treatment that was not already reflected as of December 31, 2013. In response to the Staff’s comment, the Company will add the following disclosure at the end of Note 5, on page F-36 in Amendment No. 1:

Mr. Jeffrey P. Riedler

July 10, 2014

“The agreement did not result in any changes to the balances recorded as of December 31, 2013 pursuant to the terms of the December 2013 joint venture termination agreement with Asahi and its impact on the March 31, 2014 financial statements was limited to the collection of the Company’s receivables from Asahi of approximately $3.4 million as final settlement.”

*        *        *

Should the Staff have any additional comments or questions, we request a telephone conference with the Staff on Friday, July 11 or on Monday, July 14 to discuss any such comments or questions. Please contact me at (617) 832-1160, or in my absence Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097, to schedule such a telephone conference as necessary.

Thank you for your continued courtesy and cooperation.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)